Exhibit 99.25

CONSENT OF EXPERT

I, Normand Lecuyer, of Scott Wilson Roscoe Postle Associates Inc., hereby consent to the inclusion and incorporation by reference in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2008 (the “Annual Report”) of references to and information derived from mineral reserve estimates for the Jacobina Mining Complex and São Francisco mine as at December 31, 2008 (collectively, the “Incorporated Information”).  I also consent to the reference to my name and to my involvement in the preparation of the Incorporated Information in this Annual Report.

In addition, I do hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (333-148048; 333-145300) of Yamana Gold Inc. of the Incorporated Information.

/s/ Normand Lecuyer
Name:	Normand Lecuyer, Professional Engineer

Date:   March 31, 2009

CONSENT OF EXPERT

I, Normand Lecuyer, of Scott Wilson Roscoe Postle Associates Inc., hereby consent to the inclusion and incorporation by reference in this Annual Report on Form 40-F of Yamana Gold Inc. for the year ended December 31, 2008 (the “Annual Report”) of references to and information derived from the report entitled “Technical Report on the Jacobina Mine Complex, Bahia State, Brazil” dated March 30, 2009 (the “Incorporated Information”).  I also consent to the reference to my name and to my involvement in the preparation of the Incorporated Information in this Annual Report.

In addition, I do hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (333-148048; 333-145300) of Yamana Gold Inc. of the Incorporated Information.

/s/ Normand Lecuyer
Name:	Normand Lecuyer, B. Sc., Professional Engineer

Date:   March 31, 2009